October 29, 2004

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Jeffrey Riedler, Albert Lee, Lisa Vanjoske and Joel Parker

Re:	HealthEssentials Solutions, Inc.
Registration on Form S-1
File No. 333-118824

Ladies and Gentlemen:

HealthEssentials Solutions, Inc. (the “Company”) hereby requests pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form S-1 (Registration Statement No. 333-118824) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on September 3, 2004. The Registration Statement is being withdrawn because the Company no longer intends to sell any of the securities described in the Registration Statement.

The Registration Statement was never declared effective and no securities were sold under the Registration Statement. Accordingly, the Company hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Mr. Brian D. Short, Dechert LLP, counsel to the Company, at (215) 994-2737.

Sincerely,

HEALTHESSENTIALS SOLUTIONS, INC.

By:	/s/ Michael R. Barr

Name:	Michael R. Barr
Title:	President and Chief Executive Officer